06006465

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65738 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANET Direct, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1265 Drummers Lane
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

SEC MAIL RECEIVED PROCESSING APR 07 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I James Wilent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANET Direct, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Patricia A. Desmond, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Aug. 24, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VIANET DIRECT, INC.



* * * * * * * * * * * * * * * *

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2005**

* * * * * * * * * * * * * * * *

**VIANET Direct, Inc.**
**(A DEVELOPMENT STAGE COMPANY)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2005**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 309 |
| Property and equipment, net of accumulated depreciation of $57,468 | | 58,421 |
| Other assets | | 14,712 |
| | $ | 73,442 |

## LIABILITIES AND STOCKHOLDERS' DEFICIT

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and other payables | $ | 563,139 |
| Stockholders' deficit: | | |
| Convertible preferred stock, Series "A", $.001 par value; 15,000 shares authorized, 2,400 shares issued and outstanding | | 2 |
| Common stock, $.001 par value; 50,000,000 shares authorized, 10,524,340 shares issued and outstanding | | 10,524 |
| Additional paid-in capital | | 3,535,998 |
| Deficit accumulated during the development stage | | (4,036,221) |
| | | (489,697) |
| | $ | 73,442 |

**The accompanying notes are an integral part of this financial statement.**

VIANET DIRECT, INC.
(A DEVELOPMENT STAGE COMPANY)

## NOTES TO FINANCIAL STATEMENT

## 1. ORGANIZATION AND NATURE OF BUSINESS:

VIANET Direct, Inc. (the "Company") (a Development Stage Company) was incorporated on January 17, 2002, under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On September 18, 2003, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has been in the development stage since its formation on January 17, 2002. It is primarily engaged in the development of an electronic trading platform which will provide a highly liquid, efficient and fair securities market for trading equities and other financial securities utilizing intelligent matching systems and interactive on-line transaction systems.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment, which consist primarily of computer equipment, is stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets. The useful lives of the assets are 5 years.

Stock Issued and Options Granted for Services:

Shares of common stock issued and options granted for other than cash have been assigned amounts equivalent to the fair value of the service received in exchange.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect for the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward and a New York Liberty Zone employment credit.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Stock Options:

The Company has adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R), "Share-Based Payment". As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards.

## 3. INCOME TAXES:

The Company has remaining net operating loss carryforwards, which are available to offset future taxable income expiring as follows:

| Years Ended December 31, | Amount |
|---|---|
| 2022 | $ 120,843 |
| 2023 | 892,871 |
| 2024 | 2,045,601 |
| 2025 | 937,476 |
| | $ 3,996,791 |

The Company also has available a Section 179 expense election carryforward in the amount of $12,000 and a New York Liberty Zone business employment credit of $23,400.

Deferred taxes are a result of the future benefit expected to arise as a result of net operating loss carryforwards, a Section 179 expense election carryforward and a New York Liberty Zone employment credit. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit. This has resulted in an increase to the valuation allowance amounting to $423,400.

The deferred taxes consist of the following:

| | Amount |
|---|---|
| Deferred tax asset | $ 1,833,400 |
| Valuation allowance | (1,833,400) |
| Net deferred tax asset | $ -0- |

## 4. STOCK ISSUED AND OPTIONS GRANTED FOR SERVICES RENDERED:

The Company has issued common stock and has granted options to certain consultants, attorneys and officers of the Company for services in the aggregate amount of $263,442. In lieu of cash payments the Company has received the value of services rendered by these consultants, attorneys and officers.

## 5. CAPITAL CONTRIBUTIONS:

During the year ended December 31, 2005, the Company issued common stock as follows:

| | Number of Shares | Amount |
|---|---|---|
| Common stock issued for cash | 309,335 | $ 232,000 |
| Common stock issued from options exercised | 1,333,000 | 13,330 |
| Common stock issued for services | 2,435,000 | 73,050 |

## 6. CONVERTIBLE PREFERRED STOCK, SERIES "A":

The Company has issued 2,400 shares of Series "A" Convertible Preferred Stock at $625 per share for a total of $1,500,000. Each Series "A" Preferred share is convertible into 1,000 shares of common stock at $.625 per share. The Company also granted the preferred stockholder options to purchase two million shares of common stock at an exercise price of $.50 per share. The options expire in 2009. The Company may request that the preferred shareholder exercise these options on any date that is at least two years after the grant date of these options. If the preferred shareholder fails to exercise these options after receiving such request, then the Company may cancel these options.

The preferred shares possess priority over common stock shareholders in the event of any voluntary liquidation or dissolution.

In addition, the preferred shares possess pre-emptive rights regarding issuance or sales of the Company's common stock or securities convertible into common stock at prices equal to or greater than $.625 per share over a two year period. In this regard, the holder may purchase up to a number of shares so that his percentage interest of the total outstanding share immediately after the offering is not less than his percentage interest immediately before the offering.

The preferred shares carry with them anti-dilution rights and carry no voting rights until converted into common shares.

## 7. OUTSTANDING WARRANTS:

As an inducement to purchase shares of common stock, the Company issued warrants. At December 31, 2005, the Company had outstanding warrants to purchase 920,253 shares of common stock at prices that range from $ .75 to $1.50 per share. The warrants expire at various dates through 2010. In 2005, 1,512,500 warrants were forfeited to the Company unexercised.

## 8. OUTSTANDING OPTIONS:

The Company has a stock option plan under which they may issue either incentive stock options to employees as defined under Section 422 of the Internal Revenue Code or non-statutory stock options to service providers. The maximum number of shares authorized for issuance under the plan is ten million. The exercise price shall be determined by the administrator on the date of grant. In the case of an incentive stock option, the price shall be no less than 110% of the fair market value on the date of grant if the employee owns in excess of 10% of the voting power of all classes of stock. If the employee does not own in excess of 10% of the voting power, the price shall be no less than 100% of the fair market value on the date of grant. Non-statutory stock options may be granted at an exercise price of less than 100% of the fair market value on the date of grant. The maximum term for the options is ten years.

The following is a summary of activity related to the Company's incentive and non-statutory stock option plan for the year ended December 31, 2005:

| | Number of Shares | Exercise Price | Expiration Date |
|---|---|---|---|
| Outstanding at January 1 | 4,708,000 | $.01 to 1.50 | 2006 - 2013 |
| Granted | 425,000 | .75 | 2009 - 2010 |
| Exercised | (1,333,000) | .01 | 2006 - 2009 |
| Forfeited/Returned | (1,075,000) | .75 to 1.50 | 2008 - 2010 |
| Outstanding at December 31 | 2,725,000 | | |

At December 31, 2005, the Company had outstanding 2,725,000 options as follows:

| Options | Number of Shares | Exercise Price | Expiration Date |
|---|---|---|---|
| Incentive (See Note 13) | 500,000 | $ .75 | 2013 |
| Incentive | 100,000 | .75 | 2010 |
| Incentive (See Note 13) | 25,000 | .75 | 2008 |
| Non-statutory | 100,000 | .75 | 2010 |
| Non-statutory | 2,000,000 | .50 | 2009 |
| | 2,725,000 | | |

As permitted by SFAS 123R, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options issued as compensation. No compensation costs were charged to operations for the year end December 31, 2005. Had compensation costs been determined pursuant to SFAS 123R, there would be no material effect on the 2005 operations and, therefore, the amounts are not presented in these financial statements.

Non-statutory options granted to service providers have been recorded at the fair value of the service provided, which amounted to $3,000.

## 9. CLEARANCE AGREEMENT:

The Company will operate principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain a deposit with the clearing broker.

## 10. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2005, the Company had a net capital (deficiency), as defined, of $562,830 which was $600,373 below its required net capital of $37,543. At December 31, 2005, the Company had aggregate indebtedness of $563,139. The ratio of aggregate indebtedness to net capital was (1.00) to 1.

Since March 31, 2005, the Company has not maintained the minimum net capital requirements of rule 15c3-1. Because of the violation, the Company is not allowed to conduct a securities business until such time as the Company is again in compliance with the requirements of rule 15c3-1. As such, VIANET Direct Inc. has not affected any customer trades and or business since the date of violation.

## 11. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with the clearing broker, who will carry all of the accounts of such customers. The Company will not maintain margin accounts for its customers; therefore, there will be no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2005, this credit risk amounts to $ -0-.

## 12. MANAGEMENT'S BUSINESS PLAN:

As discussed in Note 1, the Company has been in the development stage since its inception on January 17, 2002. As shown in the financial statements, the Company has incurred net losses since that time. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements and the success of future operations. In view of these matters, management intends to infuse sufficient working capital, through the issuance of additional common and preferred stock and obtaining financing, to meet ongoing operations. In addition, to open up additional avenues of financing, management has been actively seeking a candidate for a potential merger, whereby the Company would be the surviving entity.

## 13. SUBSEQUENT EVENTS:

On January 9, 2006, the Company entered into a preliminary agreement to acquire Digital Imaging Resources, Inc., a public company, located in Morristown, N.J. Pursuant to the agreement the parties anticipate that VIANET Acquisition Corp., a newly formed subsidiary of Digital Imaging Resources, Inc., will merge with and into the Company with the Company as the corporation that survives the merger. As a result of the merger, Digital Imaging Resources, Inc. will own all of the issued and outstanding capital stock of the Company and the Company's stockholders will own approximately 80% of Digital Imaging Resources, Inc.'s capital stock on a fully diluted basis. The parties are presently negotiating a definitive merger agreement.

In conjunction with the proposed merger, on February 7, 2006 the Company loaned Digital Imaging Resources, Inc. the principal amount of $50,000. The note bears interest at 5% per annum and is due and payable on the anniversary date of the note. The note matures no earlier than August 7, 2006 and only upon written notice demanding payment by the lender.

On January 25, 2006, the Company entered into a stock subscription agreement resulting in the issuance of 500,000 shares of common stock for $500,000. For every three shares of common stock issued, the shareholder received one warrant to purchase an additional share of common stock at an exercise price of $1.00, exercisable for a period of two years.

On March 2, 2006, the Company called the two million options held by its preferred shareholder. As a result, the preferred shareholder has been requested to exercise its options to purchase two million shares of common stock at an exercise price of $.50 per share. If the preferred shareholder elects not to exercise its options, the options will automatically expire. As of the date of this report, the options have not been exercised, however the Company is in discussions with the preferred shareholder regarding the exercise of those options.

On March 31, 2006, 525,000 incentive stock options with a strike price of .75 per share have expired as defined in the option agreement.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
VIANET Direct, Inc.

We have audited the accompanying statement of financial condition of VIANET Direct, Inc. (a Development Stage Company) (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of VIANET Direct, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company, which is in the development stages, will continue as a going concern. The Company has incurred net losses since its inception and has experienced severe liquidity problems. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters also are described in Notes 12 and 13. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
March 31, 2006